

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Rick E Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Blvd.
South San Francisco, CA 94080

  Re: **Theravance, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed March 24, 2010
      File No. 000-30319

Dear Mr. Winningham:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Jeffrey P. Riedler
          Assistant Director